Exhibit 21.1

TIBCO SOFTWARE INC.

SUBSIDIARIES OF THE REGISTRANT*

1.	3301 Hillview Holdings Inc. – United States of America

2.	TIBCO BPM – United Kingdom

*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of TIBCO Software Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.